Exhibit 99.1

FAQS

General FAQ

Q1:	What is being announced?

NCR is acquiring Radiant for approximately $1.2B, or $28/share. Radiant is a leader in the hospitality, convenience store, cinema, specialty retail, and stadium markets. The acquisition of Radiant will establish a third vertical line of business within NCR and supports one of NCR’s key strategies to expand into adjacent markets. This acquisition creates a stronger company that is better positioned to expand within our core markets, grow revenues, add more value to our customers, and create greater opportunities for our employees and partners.

Q2:	Why is NCR acquiring Radiant?

The acquisition of Radiant bolsters NCR’s commitment to expand in the retail and hospitality industries. Together, Radiant and NCR will offer customers an enhanced portfolio of point-of-sale and self-service solutions with a best-in-class service organization. Additionally, NCR will now have the scale and presence in a third core industry vertical, hospitality, while NCR’s global footprint enables Radiant to accelerate its international growth.

Q3:	How is NCR paying for Radiant?

NCR will fund the acquisition through a mix of existing cash and new debt.

Q4:	When do you expect the transaction to close?

Pending regulatory approval, we anticipate closing sometime in the third quarter of this year. Until the transaction closes, both companies will continue to operate as two separate entities and it is business as usual.

Q5:	What will happen to Radiant’s leadership team?

Radiant brings an experienced leadership team with expertise that has helped establish Radiant as the leading provider of technology solutions in the Retail and Hospitality industries. We anticipate the large majority of Radiant leadership will join NCR and continue in the same capacity they currently hold. Radiant’s Andy Heyman will become head of the Radiant entity within NCR, reporting to NCR’s CEO Bill Nuti.

Q6:	Is NCR planning to keep the Radiant brand or will there be a rebranding process in the future?

At this time, there are no plans to eliminate Radiant’s brands, but NCR recognizes this deal affords Radiant the opportunity to leverage NCR’s brand and global reach. During the integration process, NCR will evaluate the most effective brand strategy that will enable us to achieve our goals with this line of business.

Q7:	How long do you expect the integration process to take? We are bringing together two great companies that complement one another and have little overlap, creating new opportunities for employees, customers, and partners. It is difficult to put a firm date on the length of the integration process, as these transitions take time, and we are committed to ensuring a seamless transition for everyone. We will create teams with individuals from both organizations to support change management efforts and develop and execute specific integration plans.

Q8:	Is NCR looking to make more acquisitions?

NCR is committed to becoming the leader in the industries in which they play through fast-growth, high margin adjacencies that align with their vision of becoming a hardware-enabled, software-driven business. They evaluate opportunities as they may arise and when appropriate.

Employee FAQ

Q1:	Why is Radiant doing this? What’s the benefit?

We believe this transaction will accelerate growth for Radiant and create more opportunity for our employees. We look forward to the opportunity to leverage several key aspects of NCR’s ongoing success which include, but are not limited to, the NCR brand, their global operations and infrastructure and their well-established sales and service model. Examples of how we can build on this success include better supporting the sale of Radiant solutions in China and India, better positioning the company as a global service provider to the retail networks of major oil companies around the globe and bringing SaaS products to NCR’s strong customer base.

We’re excited about bringing these two talented teams together to enhance the consumer experience in new and innovative ways. The combination will create opportunities for our people to grow their careers, will create opportunities to reach new customers and industry verticals around the world, and will provide our partners greater revenue growth opportunities.

Q2:	Can you tell me more about NCR?

NCR is a $4.8 billion global technology company leading how the world connects, interacts and transacts with business. NCR’s assisted and self-service solutions and comprehensive support services address the needs of retail, financial, travel, healthcare, hospitality, entertainment and gaming organizations in more than 100 countries. Since its founding in 1884, NCR’s focus has remained the same- innovate how businesses and consumers interact. NCR has approximately 21,500 employees worldwide and is headquartered in Duluth, Georgia, a suburb of Atlanta.

A few fast facts about NCR:

•	#1 in ATMs for 24 consecutive years

•	#1 global leader in retail self-checkout for eight consecutive years

•	#1 in U.S. hospital patient self-check in for three consecutive years

•	#1 supplier of multivendor ATM middleware applications as recognized by RBR

•	#1 in retail Services hardware maintenance globally as recognized by Gartner

•	#3 in retail point-of-sale as recognized by RBR

•	#2 DVD kiosk operator in the U.S.

•	Four of the top five U.S. airlines use NCR self-check-in

•	Top 5 provider of retail-specific software revenue globally as recognized by Gartner

•	For four consecutive years, NCR has been recognized as one of the world’s top outsourcing providers by the International Association of Outsourcing Professionals (IAOP).

•	NCR currently holds 2,500 patents globally

•	To learn more, visit www.ncr.com

Q3:	Where are NCR’s offices located?

NCR’s headquarters are in Duluth, GA (a suburb of Atlanta), and they have sales and customer support facilities throughout the world in over 180 countries. Key NCR locations include Beijing, Budapest, London, Dundee, Mumbai, New York and Sydney.

Q4:	Who are NCR’s customers?

NCR has an expansive global customer base. Some of their notable customers include Wells Fargo, Bank of America, Tesco, Walmart, Macy’s, Hertz, Delta Air Lines, Harrah’s, HSBC and McDonald’s to name a few.

Q5:	Does Radiant compete with NCR today?

Although we have a few of the same customers and occasionally compete for new hardware business, NCR and Radiant businesses rarely compete today, which further reinforces how the businesses complement one another.

Q6:	Will we continue to manufacture and sell Radiant hardware?

We will keep Radiant intact as a fully functional business within NCR while also focusing on the long-term synergies which will help us improve our customers’ businesses. We will follow through on all of our customer commitments and expect to build all products that we’ve expressed to customers, prospects, and partners a willingness to build. We will look for efficiencies between the two manufacturing and field service organizations to ensure we deliver customers the highest quality products and service at the best price.

Q7:	How will Radiant fit into the new combined organization?

Radiant employees are highly valued and crucial to the long term success of NCR.

The acquisition of Radiant solidifies NCR’s commitment to the Hospitality and Specialty Retail industries worldwide. Once the transaction is completed, NCR will create a new line of business, led by Andy Heyman. This transaction will establish the Hospitality and Specialty Retail vertical as NCR’s third largest industry, after its financial and retail lines of business. Andy will report to NCR’s CEO, Bill Nuti.

Q8:	How does NCR view its employees? In other words, do they have a ‘people first’ mentality like Radiant?

Because NCR understands that employees are what makes them great, they place a significant focus on developing their people and facilitating the ongoing development of their talents and personal achievement. They additionally understand the importance of a supportive and collaborative work environment. With the help of their Culture Council and employee action teams, they are striving to be one of the world’s best places to work.

NCR recognizes that employees are at the heart of everything they do, and one of their shared values is “Respect and Teamwork”. The company is committed to recognizing the contributions of every member of the NCR team, understanding that each employee brings unique qualities, abilities and perspectives to any challenge or opportunity. NCR’s philosophy is that as a team they can achieve together what would remain out of reach for them individually.

Q9:	What are NCR’s core values?

NCR’s “shared values” form the foundation of their business relationships between employees, customers, partners and suppliers. They define a global, consistent framework for conducting business and include: Integrity, Respect & Teamwork, Customer Dedication, Performance and Innovation. NCR’s shared values align very well to Radiant’s core values.

NCR Shared Values	Radiant Core Values
Respect and Teamwork	Teams of Winners
Integrity	Respect and Honor
Customer Dedication	Customers for Life
Performance and Innovation	Ideas to Action

Q10:	Why is this good for Radiant employees?

This acquisition is about aligning our strengths as two organizations to accelerate growth. We plan to do this by expanding our products into new markets where NCR has a strong brand and presence, and by helping NCR grow their existing businesses with the complement of our products and solutions. Achieving that mission will create many more opportunities for our people to grow their careers and to help lead us through the execution of this strategy. In addition, within a much larger organization, we create opportunities for growth that just don’t exist in a smaller organization.

Q11:	Should we expect position eliminations as a result of this merger?

Both Radiant and NCR have extremely talented people and it is our intent to keep the great talent of both organizations. However, we acknowledge that there are some opportunities for cost efficiencies as a result of bringing the two companies together. Therefore we fully anticipate that some roles will be eliminated. At this point it is too early in the process to know what roles will be eliminated. We understand the sensitivity of this topic and we are committed to communicating frequently and transparently with our employees throughout this process. As we identify redundancies, we will ensure that employees at both companies are considered and the most qualified individuals will be retained. Additionally, both Radiant and NCR are growing and actively hiring. Displaced employees will be considered ahead of outside hires for open positions.

Q12:	If I’m laid off, what severance benefits should I expect?

We are committed to our core value of Respect and Honor. Any Radiant employee that loses their job as a result of this acquisition will receive severance benefits as outlined in Radiant’s severance policy which can be found on Radiant Systems Policy Portal.

Q13:	Will my compensation or benefits change?

NCR will support Radiant’s current salary and bonus structure for the 12 months following the transaction. During this time, we will evaluate the compensation programs at both Radiant and NCR to determine an equitable approach moving into the future.

Your benefits will remain unchanged at least through December 2011. During this time we will compare both benefit programs to determine how to integrate our offerings. NCR has agreed to provide substantially the same benefits for 12 months, so even if you are moved to new plans, you will have substantially the same benefits. NCR understands the importance of Radiant to the new organization’s long term success and has every intention of treating employees fairly and equitably in regards to their compensation and benefits.

Q14:	What will happen to Radiant shares that I own? What about unvested shares?

At the time of close, all outstanding stock options and restricted shares will vest. You will have the opportunity to tender all of your shares to NCR in the tender offer at a price of $28. Your unexercised options will be cashed out at closing at a price of $28.

Q15:	Will I continue to participate in the ESPP?

If you are currently enrolled in the Radiant Employee Stock Purchase Program (ESPP), the last day of the purchase period will be just prior the transaction closing date. The money you have contributed up to that point will be used to purchase Radiant shares which you will then have the opportunity to sell at $28. As always, you may withdraw from the program at any time before the end of the purchase period.

Q16:	What will happen to Radiant’s offices?

We intend to keep the global footprint we have today. We have no plans to exit any of our current markets, but we will consider the opportunity to consolidate offices where there is overlap in order to increase our presence.

Q17:	Does this impact what I’m working on currently? Should I stop working on anything or change my focus?

For the foreseeable future, it is business as usual. We need to continue to run the business with our current commitments in mind, to meet our obligations to our customers and provide the great service from us that they expect. We will work with the leaders in each business area to prioritize and determine the best course of action with any strategic initiatives that are in process and will ensure that all resources involved in these projects are notified of their status. Until the closing, you must continue to fulfill your duties for Radiant alone and must not take direction from NCR or any of its employees or representatives about how to conduct Radiant business.

Q18:	Will hiring be impacted at Radiant? Will there be a hiring freeze?

Our business is growing and we will continue hiring to meet the needs of our customers. Over the course of the next year we will review the priorities and strategic direction of the new combined company and adjust our hiring as appropriate.

Q19:	Is there an opportunity to get equity in the new company?

NCR offers an employee stock purchase plan to active employees at a discounted rate. There are two enrollment periods per year in January and July. More information about this program will be available prior to close.

Q20:	Will there be opportunity for me to move to other parts of NCR’s business after this transaction closes?

NCR understands the value of talent at Radiant and looks forward to leveraging this talent through the new organization. We will keep open lines of communications to all employees concerning new opportunities including our process for posting and filling open roles.

Q21:	What type of employee development and training does NCR offer?

The continued development of employees is a primary focus for NCR and a key to their continued success. NCR offers training opportunities at their global learning headquarters in Peachtree City GA (a suburb of Atlanta) and provide virtual and classroom training in all of their key sites around the globe. Another key component of their development strategy is on-the-job training with participation on major projects and geographic assignments.

Q22:	Will I have the chance to meet some of NCR’s leaders over the next several weeks?

It is expected that Radiant employees will have a number of opportunities to hear from NCR leaders about the opportunities this agreement will bring to our new organization. The schedule for those meetings will be communicated in the coming days/weeks.

Q23:	If someone calls and wants details about the acquisition, who should I refer them to?

All media inquiries made through Radiant should be directed to Kim Eaton at kim.eaton@radiantsystems.com.

Q24:	Who should I talk to if I have questions?

If you have questions about the announcement, please contact your manager or another leader within your Business Unit. You can also email questions to accelerate@radiantsystems.com, and it will be directed to the appropriate person, or you can download FAQs on the company intranet/Sharepoint site.

Q25:	When will I hear more?

We know you have many unanswered questions. And we are committed to providing you answers to all of your questions as soon as possible. We plan to have continuous communication with you over the coming weeks in the form of team meetings, town hall meetings, newsletters, etc. You will hear more details about those events in the coming days.

Important Information about the Tender Offer

The Offer described herein has not yet commenced, and the information attached is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the Offer is commenced, NCR will cause Radiant Acquisition Corporation to file a tender offer statement on Schedule TO with the SEC. Investors and Radiant shareholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Radiant with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. A copy of the tender offer statement and the solicitation/recommendation statement will be made available free of charge to all shareholders of Radiant Systems, Inc. at www.radiantsystems.com or by contacting Radiant Systems, Inc. at 3925 Brookside Parkway, Alpharetta, Georgia 30022, Attn: Investor Relations Director, (770) 576-6000.

Statement on Cautionary Factors

Except for the historical information presented herein, matters discussed herein may constitute forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including statements preceded by, followed by, or that include the words “future”; “anticipate”; “potential”; “believe”; or similar statements are forward-looking statements. Risks and uncertainties include uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Radiant shareholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, business partners or governmental entities; as well as risks detailed from time to time in Radiant’s public disclosure filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2010, subsequent quarterly filings on Form 10-Q and the solicitation/recommendation statement to be filed in connection with the tender offer. The information contained herein is as of July 11, 2011. Radiant disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the filing of this information or otherwise, except as expressly required by law. Copies of Radiant’s public disclosure filings are available from its investor relations department.